Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and nine-month periods ended

August 31, 2022 and 2021

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(Unaudited)

(in thousands of United States dollars)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 19

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

As at August 31, 2022 and November 30, 2021

(in thousands of United States dollars)

	Note	August 31, 2022 $	November 30, 2021 $

Assets

Current assets
Cash		23,416	20,399
Bonds and money market funds		13,046	19,955
Trade and other receivables		11,322	10,487
Tax credits and grants receivable		208	441
Inventories		23,141	29,141
Prepaid expenses and deposits		6,239	10,745
Derivative financial assets		500	740

Total current assets		77,872	91,908

Non-current assets
Property and equipment		1,503	743
Right-of-use assets		1,672	2,111
Intangible assets		12,849	21,388
Deferred financing costs	7	1,959	621
Other assets		-	2,441

Total non-current assets		17,983	27,304

Total assets		95,855	119,212

Liabilities

Current liabilities
Accounts payable and accrued liabilities		41,076	40,376
Provisions	6	5,956	4,123
Convertible unsecured senior notes	8	26,645	-
Current portion of lease liabilities	9	468	463
Income taxes payable		296	60
Deferred revenue		54	54

Total current liabilities		74,495	45,076

Non-current liabilities
Long Term Loan	7	37,759	-
Convertible unsecured senior notes	8	-	54,227
Lease liabilities	9	1,561	2,055
Other liabilities		100	94

Total non-current liabilities		39,420	56,376

Total liabilities		113,915	101,452

(Deficiency) Equity
Share capital and warrants	10	335,762	335,752
Equity component of convertible unsecured senior notes		2,132	4,457
Contributed surplus		17,977	12,843
Deficit		(374,556)	(335,248)
Accumulated other comprehensive income (loss)		625	(44)

Total (deficiency) equity		(18,060)	17,760

Subsequent event	16

Total liabilities and equity		95,855	119,212

The accompanying notes are an integral part of these consolidated financial statements.

(1)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars, except per share amounts)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,

	Note		2022 $	2021 $	2022 $	2021 $

Revenue	3		20,811	17,852	58,636	51,069

Operating expenses
Cost of sales
Cost of goods sold			5,292	4,283	17,929	13,187
Amortization of other assets			-	1,221	2,441	3,662
Research and development expenses (net of tax credits of $81 and $234 (2021 – $92 and $209)) for the three and nine-month periods			8,425	8,296	27,484	19,596
Selling expenses	5		8,404	7,657	31,582	20,716
General and administrative expenses			4,209	3,633	13,400	11,079

Total operating expenses			26,330	25,090	92,836	68,240

Loss from operating activities			(5,519)	(7,238)	(34,200)	(17,171)

Finance income	4		429	64	529	143
Finance costs	4		(2,308)	(2,318)	(5,337)	(4,752)

			(1,879)	(2,254)	(4,808)	(4,609)

Loss before income taxes			(7,398)	(9,492)	(39,008)	(21,780)

Income taxes			(151)	(18)	(300)	(44)

Net loss for the period			(7,549)	(9,510)	(39,308)	(21,824)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			(99)	(35)	(425)	(96)
Exchange differences on translation of foreign operation			607	433	1,094	166

			508	398	669	70

Total comprehensive loss for the period			(7,041)	(9,112)	(38,639)	(21,754)

Basic and diluted loss per share	10	(c)	(0.08)	(0.10)	(0.41)	(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

(2)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars, except per share amounts)

			For the nine-month period ended August 31, 2022

	Note		Share capital and warrants

			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
				$	$	$	$	$	$

Balance as at November 30, 2021			95,121,639	335,752	4,457	12,843	(335,248)	(44)	17,760

Total comprehensive loss								-
Net loss			-	-	-	-	(39,308)	-	(39,308)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-		(425)	(425)
Exchange differences on translation of foreign operation			-	-	-	-		1,094	1,094

Total comprehensive loss			-	-	-	-	(39,308)	669	(38,639)

Transactions with owners, recorded directly on equity
Purchase of convertible unsecured senior notes	8		-	-	(2,325)	2,125	-	-	(200)
Share-based compensation plan:
Share-based compensation for stock option plan	10	(b)	-	-	-	3,014	-	-	3,014
Exercise of stock options:
Monetary consideration	10	(b)	20,000	5	-	-	-	-	5
Attributed value			-	5	-	(5)	-	-	-

Total contributions by owners			20,000	10	(2,325)	5,134	-		2,819

Balance as at August 31, 2022			95,141,639	335,762	2,132	17,977	(374,556)	625	(18,060)

			For the nine-month period ended August 31, 2021

			Share capital and warrants

			Number of shares	Amount	Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
				$	$	$	$	$	$

Balance as at November 30, 2020			77,013,411	287,312	4,457	12,065	(300,129)	(481)	3,224

Total comprehensive loss
Net loss			-	-	-	-	(21,824)	-	(21,824)
Other comprehensive income:			-	-	-	-	-	-	-
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(96)	(96)
Exchange differences on translation of foreign operation			-	-	-	-	-	166	166

Total comprehensive loss			-	-	-	-	(21,824)	70	(21,754)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants			16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,394)	-	(3,394)
Exercise of warrants			221,900	706	-	-	-	-	706
Share issue – Oncology			481,928	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan			-	-	-	1,493	-	-	1,493
Exercise of stock options:
Monetary consideration			665,000	595	-	-	-	-	595
Attributed value			-	433	-	433	-	-	-

Total contributions by owners			18,096,728	48,404	-	392	(3,394)	-	45,402

Balance as at August 31, 2021			95,110,139	335,716	4,457	12,457	(325,347)	(411)	26,872

The accompanying notes are an integral part of these consolidated financial statements.	(3)

THERATECHNOLOGIES INC.

Interim Consolidated Statement of Cash Flows

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,

	Note	2022 $	2021 $	2022 $	2021 $

Cash flows from (used in)

Operating activities
Net loss		(7,549)	(9,510)	(39,308)	(21,824)
Adjustments for:
Depreciation of property and equipment		108	61	227	174
Amortization of intangible assets and other assets		642	2,016	10,980	6,047
Amortization of right-of-use assets		106	112	324	338
Share-based compensation for stock option plan and stock appreciation rights		812	401	3,020	1,527
Write-down of inventories		-	-	170	-
Change in fair value of derivative financial assets		76	(48)	227	(272)
Change in fair value of liability related to deferred stock unit plan		(80)	50	(226)	273
Interest on convertible unsecured senior notes and long-term loan	4	1,044	847	2,679	2,482
Interest income		(71)	(64)	(171)	(143)
Foreign exchange		873	969	1,068	335
Gain on repurchase of convertible unsecured senior note		(358)	-	(358)	-
Accretion expense and amortization of deferred financing costs	4	515	612	1,576	1,801
		(3,882)	(4,554)	(19,792)	(9,262)
Change in operating assets and liabilities
Trade and other receivables		1,059	(2,800)	(1,026)	(700)
Tax credit and grants receivable		152	50	208	367
Inventories		1,536	1,157	5,244	(2,178)
Prepaid expenses and deposits		1,135	948	4,477	618
Accounts payable and accrued liabilities		(1,823)	2,843	2,014	827
Provisions		476	(717)	2,191	1,327
Deferred revenue		-	-	-	(22)
Income taxes payable		151	19	236	25

		2,686	1,500	13,344	264

Cash flows used in operating activities		(1,196)	(3,054)	(6,448)	(8,998)

Financing activities
Proceeds from issuance of long-term loan		40,000	-	40,000	-
Costs related to issuance of long-term loan		(2,083)	-	(2,083)	-
Proceeds from exercise of stock options		5	354	5	595
Proceeds from exercise of warrants		-	78	-	706
Repurchase of convertible unsecured senior notes		(28,746)	-	(28,746)	-
Deferred financing costs		(1,025)	(79)	(1,225)	(79)
Proceeds from issue of common shares and warrants		-	-	-	46,002
Share issue costs		-	(36)	-	(3,394)
Interest paid on convertible unsecured senior notes		(1,653)	(1,653)	(3,306)	(3,306)
Payments of lease liabilities		(150)	(159)	(460)	(477)

Cash flows from (used in) financing activities		6,348	(1,495)	4,185	40,047

Investing activities
Proceeds from sale of bonds and money market funds		5,913	-	6,319	640
Acquisition of bonds and money market funds		(233)	(1,180)	(239)	(11,614)
Interest received		92	47	263	(273)
Acquisition of intangible assets		-	-	-	(39)
Acquisition of property and equipment		(615)	(48)	(964)	(94)
Cash flows from (used in) investing activities		5,157	(1,181)	5,379	(11,380)

Net change in cash during the period		10,309	(5,730)	3,116	19,669

Cash, beginning of period		13,200	38,235	20,399	12,737
Effect of foreign exchange on cash		(93)	(59)	(99)	40

Cash, end of period		23,416	32,446	23,416	32,446
Supplemental cash flow disclosures	11

The accompanying notes are an integral part of these consolidated financial statements.	(4)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, Canada, H3A 1T8.

1	Basis of preparation

a)	Accounting framework

These unaudited interim consolidated financial statements (interim financial statements), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2021, and the notes thereto.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on October 12, 2022.

b)	Basis of measurement

The Company’s interim consolidated financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial assets, which are measured at fair value. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 14.

(5)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized and disclosures in the interim financial statements is disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2021 and updated as follows:

Judgement was applied in concluding that there are no material uncertainties related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern as a result of the Company’s convertible notes in the amount of $27,500 coming due on June 30, 2023. Judgement was applied in assessing the likelihood of meeting the conditions to receive the funding discussed in note 7.

A number of conditions must be met by the Company prior to receive the Tranche Loan 2, some of which are outside of the Company’s control. In the event the Company does not meet the conditions to receive the Tranche Loan 2, and does not obtain alternative financing, the Company would need to closely manage its existing cash and short-term investments in order to repay the balance of the convertible notes by June 30, 2023.

d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (USD).

All financial information presented in USD has been rounded to the nearest thousand.

2	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2021 have been applied consistently in the preparation of these interim financial statements.

(6)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

3	Revenue

Net sales by product were as follows:

	For the three-month periods ended August 31,

	2022 $	2021 $

EGRIFTA SV® net sales	12,876	11,224
Trogarzo® net sales	7,935	6,628

	20,811	17,852

	For the nine-month periods ended August 31,

	2022 $	2021 $

EGRIFTA SV® net sales	35,996	30,256
Trogarzo® net sales	22,640	20,813

	58,636	51,069

Net sales by geography were as follows:

	For the three-month periods ended August 31,

	2022 $	2021 $

Canada	13	-
United States	20,281	17,109
Europe	517	743

	20,811	17,852

(7)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

	For the nine-month periods ended August 31,

	2022 $	2021 $

Canada	158	287
United States	57,450	48,578
Europe	1,028	2,204

	58,636	51,069

4	Finance income and finance costs

	Note	For the three-month periods ended August 31,

		2022 $	2021 $

Gain on repurchase of convertible unsecured senior notes	7	358	-
Interest income		71	64

Finance income		429	64

Accretion expense	7, 8 and 9	(500)	(612)
Interest on convertible unsecured senior notes		(554)	(847)
Amortization of deferred financing costs		(15)	-
Interest on long-term loan		(490)	-
Bank charges		(1)	(6)
Net foreign currency loss		(748)	(853)

Finance costs		(2,308)	(2,318)

Net finance costs recognized in net profit or loss		(1,879)	(2,254)

(8)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

	Note	For the nine-month periods ended August 31,

		2022 $	2021 $

Gain repurchase of convertible unsecured senior notes	7	358	-
Interest income		171	143

Finance income		529	143

Accretion expense	7, 8 and 9	(1,561)	(1,801)
Interest on convertible unsecured senior notes		(2,189)	(2,482)
Amortization of deferred financing costs		(15)	-
Interest of long-term loan		(490)	-
Bank charges		(37)	(19)
Net foreign currency loss		(1,045)	(449)
Loss on financial instruments carried at fair value		-	(1)

Finance costs		(5,337)	(4,752)

Net finance costs recognized in net profit or loss		(4,808)	(4,609)

5	Commercial operations in Europe

On April 27, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease its Trogarzo® commercial operations in Europe. At that time, the Company sent a notice of termination to TaiMed Biologics Inc. (TaiMed) as per the contractual obligations and indicating it will return the European commercialization rights for Trogarzo® to TaiMed within the next 180 days.

Consequently, during the same quarter of 2022, $6,356 have been recognized as part of selling expenses, to accelerate and fully amortize the Commercialization rights-Trogarzo® European Territory.

During the third quarter of 2022, $898 was recorded in charges related to severance and other expenses associated with the termination of the agreement.

(9)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

6	Provisions

	Chargebacks and rebates $	Returns $	Other $	Total $

Balance as at November 30, 2020	1,678	260	9	1,947

Provisions made	10,655	1,074	-	11,729
Provisions used	(8,570)	(924)	(9)	(9,503)
Effect of change in exchange rate	(50)	-	-	(50)

Balance as at November 30, 2021	3,713	410	-	4,123

Provisions made	10,334	1,469	-	11,803
Provisions used	(8,347)	(1,265)	-	(9,612)
Effect of change in exchange rate	(358)	-	-	(358)

Balance as at August 31, 2022	5,342	614	-	5,956

7	Long-term Loan

On July 20, 2022, the Company entered into a credit agreement of up to $100,000 (the “Loan Facility”) available in four various tranches.

The salient features of the Loan Facility are as follows:

•	Senior secured term loan of up to $100,000 across four tranches;
•	$40,000 funded on July 27, 2022 (“Tranche 1 Loan”);
•

$20,000 to be made available by no later than June 30, 2023 if the Company has filed with the FDA its supplemental biologic application for the EGRIFTA SV® human factor study and has had net revenues of at least $75,000 for the 12-month period immediately preceding the funding of the tranche (“Tranche 2 Loan”);

•

$15,000 to be made available by no later than March 2024 if the Company has in the 12 month period preceding the funding of the tranche obtained approval from the FDA for its F8 formulation of tesamorelin and has had net revenues of at least $90,000 in the 12 month period period preceding the funding of the tranche. (“Tranche 3 Loan”);

•

Up to an additional $25,000 to be made available if the Company has had at least $110,000 in net revenues in the 12 month period preceding the funding of the tranche and at least $20,000 in EBITDA (as defined in the Loan Facility document until December 31, 2024) (“Tranche 4 Loan”);

•

The facility has an initial term of five years (six years if Tranche 3 Loan is drawn), provide for an interest-only period of 24 months (36 months if Tranche 3 Loan is drawn), and bear interest at the Secured Overnight Financing Rate (SOFR) plus 9.5%

(10)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

In connection with the issuance of the loan facility, the Company incurred transaction costs totalling $3,612 of which $2,285 was allocated to the first tranche and $1,327 is deferred and amortized until subsequent tranches will be drawn down.

The movement in the carrying value of the long-term loan are as follows:

$

Proceeds from Loan Facility on July 27, 2022	40,000

Transaction costs	(2,285)

Accretion expense	44

Long-term loan as at August 31, 2022	37,759

8	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

$

Convertible unsecured senior notes as at November 30, 2020	52,403

Accretion expense	1,824

Convertible unsecured senior notes as at November 30, 2021	54,227

Changes from financing cash flows:
Cash paid on repurchase	(28,546)
Transaction costs incurred	(73)

Other changes:
Gain on repurchase	(358)
Accretion expense	1,395

Convertible unsecured senior notes as at August 31, 2022	26,645

As at August 31, 2022, the aggregate principal amount outstanding of the convertible unsecured senior notes was $27,500, maturing on June 30, 2023 (Note 13).

The Company announced on July 13, 2022 the signing of purchase agreements with a number of convertible US noteholders aggregating $30,000 principal amount of Convertible Notes for a cash consideration of $28,746. Total transaction costs incurred in relation with the repurchase is $73.

(11)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

At the date of repurchase, the cash consideration paid, including transaction costs, were allocated between the liability and equity components. Based on the estimated fair value of the liability component, $28,546 of the repurchase price has been allocated to the financial liability and $200 to the equity components.

9	Lease liabilities

Carrying Value $

Balance as at November 30, 2020	2,980

Accretion expense	200
Lease payments	(635)
Effect on change in exchange rates	(27)

Balance as at November 30, 2021	2,518

Accretion expense	122
Lease payments	(460)
Effect on change in exchange rates	(151)

Balance as at August 31, 2022	2,029
Current portion	(468)

Non-current portion	1,561

10	Share capital and warrants

a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each unit comprises one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a Warrant) and is classified in Share Capital and Warrants within equity. During the nine-month period ended August 31, 2022, no Warrants were exercised and there were 8,130,550 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

(12)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

b)	Stock option plan

The Company has established a stock option plan (Plan) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. On March 3, 2022, the Company’s Board of Directors amended the Plan to convert it from a “fixed plan” to a “rolling plan”, whereby the maximum number of Common Shares which may be issued under the Plan (and under any other security-based compensation arrangements of the Company) will be changed from a fixed number of Common Shares to a number of Common Shares equal to 10% of all Common Shares issued and outstanding from time to time, on a non-diluted basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of Common Shares issuable will be replenished and exercised options will be available to be regranted in the future. Shareholders ratified this amendment on May 10, 2022. Generally, the options vest at the grant date or over a period of up to three years. As at August 31, 2022, 4,069,343 options could still be granted by the Company (2021 – 3,924,250) under the Plan.

All options are to be settled by the physical delivery of common shares.

(13)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

Changes in the number of options outstanding for the indicated periods were as follows:

	Weighted average exercise price per option

	Number of options	CAD	USD

Options outstanding in CA$

Options as at November 30, 2020 – CA$	3,203,693	$3.59	$2.76
Granted – CA$	1,057,831	3.94	3.10
Forfeited – CA$	(113,461)	4.11	3.27
Exercised (share price: CA$4.18 (US$3.36))	(665,000)	1.11	0.89

Options outstanding as at August 31, 2021 – CA$	3,483,063	4.15	3.29

Options as at November 30, 2021 – CA$	3,190,284	3.83	3.00
Granted – CA$	2,186,389	4.17	3.26
Forfeited – CA$	(333,424)	4.03	3.14
Exercised (share price: CA$2.80 (US$2.16))	(20,000)	0.38	0.29

Options outstanding as at August 31, 2022 – CA$	5,023,249	$3.98	$3.03

Options exercisable as at August 31, 2022 – CA$	2,319,321	$4.00	$3.04

Options outstanding in US$

Options as at November 30, 2020 – US$	12,500	-	2.35
Granted – US$	102,608	-	3.18

Options outstanding as at August 31, 2021 – US$	115,108	-	3.09

Options as at November 30, 2021 – US$	80,733	-	3.09
Granted – US$	361,672	-	3.09
Forfeited – US$	(40,834)	-	3.13

Options outstanding as at August 31, 2022 – US$	401,571	-	$2.53

Options exercisable as at August 31, 2022 – US$	26,909	-	$3.09

During the nine-month period ended August 31, 2022, $3,014 (2021 – $1,493) were recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

	2022	2021

Options granted in CA$

Risk-free interest rate	1.62%	1.35%
Expected volatility	65.6%	70%
Average option life in years	9 years	8.5 years
Grant-date share price	$3.26 (CA$4.17)	$3.10 (CA$3.94)
Option exercise price	$3.26 (CA$4.17)	$3.10 (CA$3.94)

	2022	2021

Options granted in US$

Risk-free interest rate	1.88%	1.37%
Expected volatility	64.53%	72.2%
Average option life in years	9 years	8.5 years
Grant-date share price	$3.09	$3.18
Option exercise price	$3.09	$3.18

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options granted in CA$

For the nine-month period ended August 31, 2022	2,186,389	$2.22 (CA$2.91)
For the three-month period ended August 31, 2022	42,000	$1.43 (CA$1.88)
For the nine-month period ended August 31,2021	1,057,831	$2.23 (CA$2.81)
For the three-month period ended August 31,2021	38,500	$2.34 (CA$2.95)

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

	Number of options	Weighted average grant date fair value

Options granted in US$

For the nine-month period ended August 31, 2022	361,672	$2.14
For the three-month period ended August 31, 2022	5,000	$1.46
For the nine-month period ended August 31, 2021	102,608	$2.30
For the three-month period ended August 31, 2021	21,515	$2.42

There were 42,000 options granted in CA$ and 5,000 in US$ options granted for the three-month period ended August 31, 2022. The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

c)	Loss per share

For the three and nine-month periods August 31, 2022 and 2021, the weighted average number of common shares outstanding was calculated as follows:

	For the three-month periods ended August 31,
	2022	2021

Issued common shares as at June 1	95,121,639	94,820,639
Effect of share options exercised	9,565	116,141
Effect of broker warrants	-	14,984

Weighted average number of common shares, basic and diluted	95,131,204	94,951,764

	For the nine-month periods ended August 31,
	2022	2021

Issued common shares as at December 1	95,121,639	77,013,411
Effect of share options exercised	3,212	277,683
Effect of public issue of common shares	-	14,021,350
Effect of broker warrants	-	118,403

Weighted average number of common shares, basic and diluted	95,124,851	91,430,847

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

For the nine-month period ended August 31, 2022, 5,424,820 (2021 – 3,598,171) share options, 8,130,550 Warrants and 1,851,852 (2021-3,872,053) common shares potentially issuable from the conversion of the $27,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

11	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	August 31, 2022 $	August 31, 2021 $

Additions to property and equipment included in accounts payable and accrued liabilities	23	9
Costs related to repurchase of the convertible unsecured senior notes included in accounts payable and accrued liabilities	73	-
Costs related to issuance of long-term loan included in accounts payable and accrued liabilities	202	-
Deferred financing costs included in accounts payable and accrued liabilities	302	262

12	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2021, considering the update below.

13	Capital management and liquidity risk

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities which meets its financial obligations as they become due. The Company depends primarily on revenue generated from sales of EGRIFTA SV® as well as sales of Trogarzo® in the United States and, from time to time, on offerings of securities in North America to finance its activities as well as debt financing. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company has also announced that it will evaluate its options in funding late stage development programs, which may include seeking a potential partner or additional financing. In 2021, the Company entered into an ATM program under which it may sell, from time to time, up to $50 million of its common shares. The Company has not drawn on the ATM to date.

The capital management objectives remain the same as for the previous year.

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

As at August 31, 2022, cash, bonds and money market funds amounted to $36,462. The Company believes that its cash position, future operating cash flows and new long-term loan (refer to Note 7) will be sufficient to finance its operations for at least the next 12 months from the consolidated statement of financial position date. Refer to note 1(c) Use of estimates and judgement.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total equity, convertible unsecured senior notes and long-term loan.

The Company is not subject to any externally imposed capital requirements.

14	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at August 31, 2022, was approximately $24,750 (Level 2) based on market quotes. The carrying value of the long-term loan approximate its fair value due to its recent issuance.

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THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

For the three- and nine-month periods ended August 31, 2022 and 2021

(in thousands of United States dollars)

15	Operating segments

The Company has a single operating segment. Over 97% (2021 – 95%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the three-month periods ended August 31,
	2022 $	2021 $

RxCrossroads	20,281	17,109
Others	530	743

	20,811	17,852

	For the nine-month periods ended August 31,
	2022 $	2021 $

RxCrossroads	57,450	48,477
Others	1,186	2,592

	58,636	51,069

All of the Company’s non-current assets are located in Canada and Ireland, as is the Company’s head office. Of the Company’s non-current assets of $17,983, $17,131 as at August 31, 2022 are located in Canada and $852 are located in Ireland (November 30, 2021: $27,304, of which $26,211 were in Canada and $1,093 were in Ireland).

16	Subsequent Event

On October 3, 2022, the Company announced that the United States Food and Drug Administration approved Trogarzo® (ibalizumab-uiyk) for administration by intravenous (IV) push, a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation. Under its commercialization agreement for Trogarzo®, the Company has additional contingent cash-based milestones based on the attainment of commercial milestones, accordingly a $3,000 cash payment, payable in two equal annual installments of $1,500, will become due on first commercial sale.

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